EXHIBIT 99.1

HEXO Corp. announces results of annual general meeting

GATINEAU, Quebec, Jan. 17, 2019 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX:HEXO) is pleased to announce the results of its annual general meeting of shareholders held on January 16, 2019. All items put forth at the meeting were approved, including the appointment of MNP LLP as auditor of the Company for the ensuing year, and the re-election of Nathalie Bourque, Vincent Chiara, Jason Ewart, Adam Miron, Dr. Michael Munzar and Sébastien St-Louis as directors of the Company, all with a majority of the votes cast, to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Results of the vote for the election of directors at the meeting are set out below:

Nominee	Total Votes Cast	Votes For	%	Votes Withheld	%
Nathalie Bourque	28,303,681	28,086,900	99.2	216,781	0.8
Vincent Chiara	28,303,681	27,807,783	98.2	495,898	1.8
Jason Ewart	28,303,681	28,097,184	99.3	206,497	0.7
Adam Miron	28,303,681	28,137,455	99.4	166,226	0.6
Dr. Michael Munzar	28,303,681	27,980,620	98.9	323,061	1.1
Sébastien St-Louis	28,303,681	27,924,812	99.4	378,869	0.6

A “Report of Voting Results” for the meeting will be available under the Company’s profile on SEDAR.

At the meeting, HEXO Corp. CEO Sebastien St-Louis announced that he was working on a CFO transition plan with the Company’s current CFO, Ed Chaplin. As HEXO Corp. turns its attention to the world, the focus will be on individuals with global consumer packaged goods company experience.

"Under Ed’s leadership, we built an exceptionally robust financial function which has enabled us to hit key significant milestones and to grow HEXO Corp. according to our vision. Ed was instrumental in making our initial public offering a reality. On our first day of trading, our company was valued at approximately $127.9M. Today, we are valued at over $1.2B,” said Sebastien St-Louis, CEO and co-founder of HEXO Corp. “Ed has been a valued and trusted advisor throughout his time at HEXO and has worked tirelessly to support me and the entire team during his tenure. I want to take this opportunity to thank him for his dedication and professionalism.”

As noted during the meeting, Mr. Chaplin plans to remain as Chief Financial Officer until April 30, 2019 and will also be available to offer support for six months following his departure to enable a smooth transition period.

Following the meeting, the Audit Committee and Human Resource and Corporate Governance Committee members were appointed to consist of Nathalie Bourque, Vincent Chiara and Jason Ewart, all independent directors.

About HEXO Corp.

HEXO Corp. is an award-winning consumer packaged goods cannabis company that creates and distributes award-winning products to serve the global cannabis market. Through our hub and spoke business strategy, we are partnering with Fortune 500 companies, bringing our brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp. operates with over 1.3 million sq. ft of facilities in Ontario and Quebec and a foothold in Greece to establish a Eurozone processing, production and distribution centre. We serve the Canadian adult-use market under the HEXO brand while continuing to provide our medical cannabis clients with consistent access to Hydropothecary medical cannabis products. For more information please visit hexocorp.com.

Forward-Looking Information

This press release may contain forward-looking information that is based on certain assumptions and involves known and unknown risks and uncertainties and other factors that could cause actual events to differ materially from current assumptions and expectations. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available on SEDAR’s website at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Kathy Chow
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Sarah Brown
(819) 317-0526
media@hexo.com

Director
Adam Miron
819-639-5498